

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Tommy Dunehew
Director
ZEUUS, Inc.
31 West 27th Street, 9th Floor
New York, New York 10001

  Re: ZEUUS, INC.
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 1
    Filed June 9, 2023
    File No. 024-11697

Dear Tommy Dunehew:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rucha Pandit at (202) 551-6022 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Jessica Haggard